UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-36363

TCTM KIDS IT EDUCATION INC.

19/F, Building A, Vanke Times Center

No.186 Beiyuan Road, Chaoyang District

Beijing, 100102, People’s Republic of China

Tel: +86 10 6213-5687

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TCTM Kids IT Education Inc. furnishes under the cover of Form 6-K the following:

Exhibits

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders of TCTM Kids IT Education Inc.to be held on August 25, 2025 (the “2025 EGM”)
99.2	Form of Proxy for the 2025 EGM
99.3	Depositary’s Notice of 2025 EGM for American Depositary Shares Holders
99.4	Depositary’s Notice of 2025 EGM for Restricted American Depositary Shares Holders
99.5	Voting Instructions of American Depositary Shares for the 2025 EGM
99.6	Voting Instructions of Restricted American Depositary Shares for the 2025 EGM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TCTM Kids IT Education Inc.

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Chief Executive Officer

Date: August 4, 2025